UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 1, 2020

ATHENE HOLDING LTD.

(Exact name of registrant as specified in its charter)

Bermuda	001-37963	98-0630022
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification Number)

96 Pitts Bay Road Pembroke,

HM08, Bermuda

(Address of principal executive offices and zip code)

(441) 279-8400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common shares	ATH	New York Stock Exchange
Depositary Shares, each representing a 1/1000th interest in a 6.35% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Share, Series A, par value $1.00 per share	ATHPrA	New York Stock Exchange
Depositary Shares, each representing a 1/1000th interest in a 5.625% Fixed Rate Perpetual Non-Cumulative Preference Share, Series B, par value $1.00 per share	ATHPrB	New York Stock Exchange
Depositary Shares, Each Representing a 1/1,000th Interest in a 6.375% Fixed-Rate Reset Perpetual Non-Cumulative Preference Share, Series C, par value $1.00 per share	ATHPrC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On September 8, 2020, Athene Holding Ltd. (“Athene”) and Massachusetts Mutual Life Insurance Company (“MassMutual”) sent a joint written proposal to the board of directors of American Equity Investment Life Holding Company (“AEL”) to acquire AEL, subject to certain conditions, for $36.00 per share in cash. Pursuant to such proposed transaction, MassMutual would acquire all of the insurance operations and personnel of AEL and Athene would reinsure 80% of the in-force policyholder liabilities of AEL. A copy of the joint written proposal is filed as Exhibit 99.1 hereto and incorporated by reference herein.

In connection with the reinsurance transaction, approximately two-thirds of the capital for the transaction would be provided by Apollo/Athene Dedicated Investment Program (“ADIP”) through Athene Co-Invest Reinsurance Affiliate 1A Ltd. (“ACRA”), with the remaining one-third provided by Athene. Athene does not currently expect to use excess equity capital for the reinsurance transaction given that Athene would assume the outstanding AEL preferred securities, the aggregate amount of which is in excess of Athene’s expected capital contribution for the reinsurance transaction. Athene has structured and underwritten its reinsurance proposal consistent with targeted returns for recent inorganic growth transactions, taking into account expected portfolio redeployment on assets transferred as part of the transaction.

On October 1, 2020, the Wall Street Journal published a news article regarding the joint written proposal by Athene and MassMutual to acquire American Equity and consolidation in the insurance industry. A copy of the Wall Street Journal article is filed as Exhibit 99.2 hereto and incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits

  (d) Exhibits

Exhibit No.	Description

99.1	Letter dated September 8, 2020 from Athene Holding Ltd and Massachusetts Mutual Life Insurance Company to American Equity Investment Life Holding Company.

99.2	News Article

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATHENE HOLDING LTD.

Date: October 1, 2020	/s/ John L. Golden
John L. Golden
EVP & General Counsel

Exhibit 99.1

Filed by Athene Holding Ltd

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

under the Securities Exchange Act of 1934

Subject Company: American Equity Investment Life Holding Company

(Commission File No. 001-31911)

The following is the text of a letter dated September 8, 2020 by Athene Holding Ltd. (“Athene”) and Massachusetts Mutual Life Insurance Company to the board of directors of American Equity Investment Life Holding Company (“AEL”) regarding the acquisition of AEL for $36.00 per share in cash.

PRIVATE & CONFIDENTIAL

September 8, 2020

Anant Bhalla

Chief Executive Officer, President and Director

American Equity Investment Life Holding Company

6000 Westown Parkway

West Des Moines, IA 50266

Dear Anant:

Athene Holding Ltd. (“Athene”) and Massachusetts Mutual Life Insurance Company (“MassMutual”) are pleased to make an attractive offer to your shareholders, policyholders, and employees.

We are prepared to offer $36.00 per share in cash, representing a 51% premium to the current share price, for 100% of the shares of American Equity Investment Life Holding Company (“American Equity”).

Athene will acquire the holding company and assume all of American Equity’s debt and preferred obligations; MassMutual will acquire and retain the insurance subsidiaries and all of the employees, distribution, brands and infrastructure of the company. MassMutual will reinsure 80% of the existing balance sheets of the insurance subsidiaries to Athene and retain the remaining 20%. Under MassMutual’s ownership, it is envisioned that the current American Equity management team will continue to run the business and further strengthen its leadership position in the domestic Fixed Indexed Annuity marketplace.

We are well positioned to move expeditiously to sign and announce a transaction with you promptly. This offer is fully financed. We would expect a customary regulatory approval process given the financial profile and regulatory standing of each of Athene and MassMutual. Our collective teams are prepared and ready to engage in discussions immediately.

We believe that the strategic rationale outlined below makes this transaction attractive to all parties.

1. The strategic opportunity for combining with MassMutual is compelling

American Equity and MassMutual share a common culture of prioritizing policyholder needs and helping policyholders secure their futures for the long-term. In addition, MassMutual highly values American Equity’s new business platform and third-party distribution channels including its strong relationships with various IMOs and independent advisors. A combination with MassMutual would be mutually complementary, as American Equity will expand MassMutual’s annuity offerings and third-party distribution capabilities, while MassMutual’s strength could accelerate American Equity’s expansion into the bank and broker-dealer distribution channels.

Under MassMutual’s ownership, American Equity will be maintained as an independent operating business, with its employees and management continuing to lead the company. We have a strong desire to grow the American Equity franchise and support new business volumes through MassMutual’s anticipated investments in technology, and by expanding product offerings. We believe we can further enhance American Equity’s competitiveness in the marketplace through leveraging MassMutual’s distinctive asset management and state-of-the-art policy administration capabilities.

1

2. Athene and MassMutual are uniquely qualified to deliver this attractive offer with certainty

Strong Capital and Ratings: Both Athene and MassMutual are extremely well capitalized, and as such, this transaction will be financed with existing capital resources including excess capital position and access to other financing sources. Athene is rated A by S&P, A by Fitch and A by A.M. Best. Furthermore, Athene retains over $3 billion of excess capital on balance sheet with further access to $3 billion of undrawn capital in ADIP, its drawdown sidecar vehicle. MassMutual is rated AA+ by S&P, Aa3 by Moody’s and A++ by A.M. Best, maintaining substantial excess capital to support future growth.

Transaction Credibility: Athene has substantial regulatory credibility in large annuity reinsurance transactions, completing transactions with Voya ($19 billion), Lincoln ($8 billion), and Jackson National ($27 billion) over the last 24 months. Finally, Athene is also well-situated to provide reinsurance as part of this transaction given its reinsurance relationship with American Equity since 2009.

3. The value to American Equity’s shareholders is compelling, particularly given current and expected market volatility

Our offer represents a premium of approximately ~51% relative to American Equity’s closing share price as of September 3, 2020 and a premium of ~297% to American Equity’s 52-week low of $9.07 and is higher than any trading price over the last 18 months. This valuation represents a multiple of 1.3x GAAP book value excluding AOCI, an approximately 30% premium to the recent KKR / Global Atlantic transaction. This value is very attractive to shareholders; as with the rest of the industry, American Equity is facing headwinds due to low interest rates and the potential for elevated credit losses. As a result, the stock price and operations will likely continue to face volatility and downward pressure.

*****

We remain ready to engage with you immediately to reach agreement promptly – we expect this process to be expeditious given our ongoing outside-in due diligence of American Equity as a public company and Athene’s ongoing and longstanding reinsurance relationship with American Equity. We anticipate the diligence and documentation processes will be quick and customary provided we receive reasonable access to management. We remain willing to consider revisions to this offer should the results of any confirmatory due diligence be satisfactory.

We note that this letter does not constitute a binding offer and is only a preliminary expression of interest in a potential transaction with American Equity.

*****

In summary, this offer is highly strategic to Athene and MassMutual, and provides American Equity’s shareholders, policyholders and employees with a compelling proposition. Thank you for your consideration.

Very truly yours,

William J. Wheeler	Roger W. Crandall
President, Athene Holding Ltd.	Chairman, President & CEO, Massachusetts Mutual Life Insurance Company

2

FORWARD-LOOKING STATEMENTS

This communication may contain forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on the beliefs of Athene’s management, as well as assumptions made by, and information currently available to, Athene’s management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results and outcomes and the estimates given here. These factors include those discussed in Athene’s public reports which are available on the Athene website at www.athene.com. Athene assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

IMPORTANT ADDITIONAL INFORMATION

This communication is being made in respect of the proposed acquisition by Athene Holding Ltd., a Bermuda exempted company (“Athene”), of all of the outstanding shares of American Equity Investment Life Holding Company, an Iowa corporation (“AEL”). This communication does not constitute an offer to sell or the solicitation of an offer to buy AEL’s securities or the solicitation of any vote or approval. Any such transaction will be submitted to the stockholders of AEL for their consideration and Athene intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including as applicable a definitive proxy statement relating to the proposed transaction. However, such documents are not currently available. Any definitive proxy statement will be mailed to the stockholders of AEL. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION WITH RESPECT TO THE PROPOSED ACQUISITION, AEL’S STOCKHOLDERS ARE URGED TO READ THE RELEVANT MATERIALS TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Stockholders of AEL will be able to obtain free copies of these documents (if and when available) and other documents filed by Athene with the SEC through the website maintained by the SEC at www.sec.gov.

Athene and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of AEL in connection with the proposed transaction. Information about the directors and executive officers of Athene is set forth in its proxy statement for its 2020 annual general meeting of stockholders, which was filed with the SEC on April 21, 2020, its annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 20, 2020, and in subsequent documents filed with the SEC, each of which can be obtained free of charge as indicated above. Other information regarding the participants in the proxy solicitation of the stockholders of AEL and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the preliminary and definitive proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

10/1/2020	Athene, MassMutual Made Over $3 Billion Takeover Offer to American Equity - WSJ

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https://www.wsj.com/articles/athene-massmutual-made-over-3-billion-takeover-offer-to-american-equity-11601544608

Exhibit 99.2

Filed by Athene Holding Ltd

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

under the Securities Exchange Act of 1934

Subject Company: American Equity Investment Life Holding Company

(Commission File No. 001-31911)

The following is the text of an article published by the Wall Street Journal on October 1, 2020 regarding a joint written proposal by Athene Holding Ltd. (“Athene”) and Massachusetts Mutual Life Insurance Company to the board of directors of American Equity Investment Life Holding Company (“AEL”) to acquire AEL for $36.00 per share in cash and consolidation in the insurance industry. Athene is making this filing to file the information in the article regarding the joint written proposal with the Securities Exchange Commission, and Athene disclaims any responsibility for the accuracy or completeness of the other information contained in the article.

DEALS

Athene, MassMutual Made Over $3 Billion Takeover Offer to American Equity

Transaction would be latest consolidation in the insurance industry

Roger Crandall, president and chief executive of MassMutual, in 2016.

PHOTO: CHRISTOPHER GOODNEY/BLOOMBERG NEWS

By Leslie Scism

Oct. 1, 2020 5:30 am ET

A pair of insurance companies made a bid for American Equity Investment Life Holding Co. AEL 0.46%▲ last month, in a bet that the small Iowa insurer’s retirement-income products will continue to be popular with conservative savers.

Massachusetts Mutual Life Insurance Co. and the publicly traded Athene Holding Ltd. ATH 0.24%▲ offered American Equity $36 a share in cash on Sept. 8, according to a letter sent to American Equity’s chief executive that was viewed by The Wall Street Journal. At that price, the bid would amount to a value of more than $3 billion.

American Equity has a current market value of about $2 billion, and its shares closed Wednesday at $21.99.

https://www.wsj.com/articles/athene-massmutual-made-over-3-billion-takeover-offer-to-american-equity-11601544608	1/3

10/1/2020	Athene, MassMutual Made Over $3 Billion Takeover Offer to American Equity - WSJ

The transaction would be the latest consolidation in the insurance industry, in which Athene has been front and center. Athene was founded in 2009 and specializes in annuities. The company, which is about 35% owned by Apollo Global Management Inc., APO -1.32%▼ has about $162 billion in assets.

All sorts of insurance products—including annuities and basic life insurance—have been hit hard by more than a decade of low interest rates. With “indexed annuities” like those sold by American Equity, insurers take lump sums from consumers and invest the money, aiming to earn more than they are obligated to pay out.

Athene and some other insurers with ties to asset managers like Apollo have been more comfortable than traditional players in venturing beyond high-quality corporate bonds to turn a profit amid the low-rate environment.

Insurers selling indexed annuities have also been affected by the coronavirus pandemic. Such annuities are typically sold in an old-fashioned way: Life-insurance agents sit down with potential buyers in face-to-face conversations.

As government stay-at-home orders and fear of Covid-19 have made those conversations next to impossible in many parts of the U.S., sales of indexed annuities plummeted in the second quarter. They slid 26% to $28.2 billion from $38 billion a year earlier, according to life-insurance-industry research firm Limra.

Under the proposed deal, MassMutual would acquire American Equity’s insurance subsidiaries and all of its employees, brands and distribution arrangements. MassMutual would reinsure 80% of American Equity’s existing business to Athene and retain the remaining 20%, according to the letter.

MassMutual, which is owned by its policyholders and isn’t publicly traded, is one of the nation’s oldest and financially strongest life insurers. Acquiring American Equity would expand its annuity offerings and distribution capabilities, as the small company has extensive arrangements with independent marketing organizations and independent advisers.

MassMutual sells primarily through a large fleet of career agents.

https://www.wsj.com/articles/athene-massmutual-made-over-3-billion-takeover-offer-to-american-equity-11601544608	2/3

10/1/2020	Athene, MassMutual Made Over $3 Billion Takeover Offer to American Equity - WSJ

One of the appeals to MassMutual of an acquisition is that it has the ability to financially strengthen American Equity and make technological improvements. That could make its annuities more appealing for sales through banks and broker-dealers.

If the American Equity deal goes through, it would be the latest in a string of transactions since the global financial crisis of 2008-2009. The crisis ushered in ultralow rates that make it harder for many insurers with traditional investment strategies to turn profits on certain types of annuities, like the indexed ones.

Acquirers mostly have been insurance companies like Athene backed by private-equity firms or other financiers who are comfortable investing in potentially higher-yielding but possibly riskier mortgage-backed debt and other securities. Athene has maintained that its portfolio is well balanced and safe for consumers.

In July, KKR & Co. agreed to buy the retirement and life-insurance company Global Atlantic Financial Group Ltd. for more than $4.4 billion.

American Equity considered transactions back in 2018 and 2019. At the time, it confirmed news reports that it was up for sale, later saying those discussions ended without a transaction. People familiar with the matter said Athene was one of the interested parties at that time.

Write to Leslie Scism at leslie.scism@wsj.com

Copyright © 2020 Dow Jones & Company, Inc. All Rights Reserved

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FORWARD-LOOKING STATEMENTS

This communication may contain forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on the beliefs of Athene’s management, as well as assumptions made by, and information currently available to, Athene’s management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results and outcomes and the estimates given here. These factors include those discussed in Athene’s public reports which are available on the Athene website at www.athene.com. Athene assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

IMPORTANT ADDITIONAL INFORMATION

This communication is being made in respect of the proposed acquisition by Athene Holding Ltd., a Bermuda exempted company (“Athene”), of all of the outstanding shares of American Equity Investment Life Holding Company, an Iowa corporation (“AEL”). This communication does not constitute an offer to sell or the solicitation of an offer to buy AEL’s securities or the solicitation of any vote or approval. Any such transaction will be submitted to the stockholders of AEL for their consideration and Athene intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including as applicable a definitive proxy statement relating to the proposed transaction. However, such documents are not currently available. Any definitive proxy statement will be mailed to the stockholders of AEL. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION WITH RESPECT TO THE PROPOSED ACQUISITION, AEL’S STOCKHOLDERS ARE URGED TO READ THE RELEVANT MATERIALS TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Stockholders of AEL will be able to obtain free copies of these documents (if and when available) and other documents filed by Athene with the SEC through the website maintained by the SEC at www.sec.gov.

Athene and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of AEL in connection with the proposed transaction. Information about the directors and executive officers of Athene is set forth in its proxy statement for its 2020 annual general meeting of stockholders, which was filed with the SEC on April 21, 2020, its annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 20, 2020, and in subsequent documents filed with the SEC, each of which can be obtained free of charge as indicated above. Other information regarding the participants in the proxy solicitation of the stockholders of AEL and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the preliminary and definitive proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.